February 12, 2019

Ping H. Rawson
Chief Accounting Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, FL 33477

       Re: Dyadic International, Inc.
           Registration Statement on Form 10
           Filed January 14, 2019
           File No. 0-55264

Dear Ms. Rawson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction